Mr. Kevin Woody

August 3, 2011

Page 0

August 3, 2011

Via Federal Express and EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C.  20549

Re:	Inland Real Estate Corporation File No. 001-32185 Form 10-K for the year ended December 31, 2010 (the “10-K”)

Dear Mr. Woody:

I am writing on behalf of Inland Real Estate Corporation (“Inland” or the “Company”) in response to comments contained in your correspondence dated July 20, 2011.  The headings and paragraph numbers below from the Company’s 10-K correspond to the headings and page numbers referenced in your letter.  In addition, for your convenience I have reproduced your comments in this letter and included our responses directly below each comment.

Form 10-K for the year ended December 31, 2010

Item 8 Financial Statements and Supplementary Data Notes to Consolidated Financial Statements

(1) Organization and Basis of Accounting Policies, Page 77

1. We note your response to our prior comment 5.  Please provide us with an outline of the terms of agreements related to the sales of tenant-in-common and Delaware Statutory Trust interests.  In your response explain to us how disputes regarding the financing, development sale or operations of the Venture Subs are settled.

Response:

Terms of Agreements Related to Sales of Tenant-in-Common Interests

All actions requiring consent of the co-owners with respect to the property shall require their unanimous consent.  Such actions include: (i) selling or otherwise disposing of all of the Property; (ii) obtaining any financing secured by or encumbering the property; (iii) materially altering or changing the physical condition or legal status of the property; (iv) engaging in any act or activity with respect to the property that would be outside the normal course of holding

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August 3, 2011

real estate for passive investment; (v) contributing additional funds; (vi) materially modifying any economic terms of the financing documents; (vii) hiring a replacement manager; (viii) amending, supplementing or terminating the co-ownership agreement; and (ix) prepaying the loan in whole or in part; and (x) amending or supplementing the management agreement.  The management agreement entered into between the co-owners and manager may be conditionally terminated by the action of a single owner, however, any replacement manager must be agreed upon unanimously.

When an action by the co-owners is proposed, the manager sends to all co-owners written notice setting forth the particulars of the decision.  The co-owners must vote for or against the decision.  If the decision is unanimous, the manager shall be authorized to take action with respect to such decision.  If the Decision is not unanimous, but at least 75 percent of the interests of the co-owners shall have voted for such decision, the majority group shall have the right to make an offer to purchase all of the interests of the co-owners voting against the decision for a purchase price the majority group would be willing to pay for the interests of the minority group.  The members of the minority group shall either (i) consent to the decision; (ii) sell their interests to the majority group for the offer amount proposed by the majority group; or (iii) if the members of the minority group do not elect either alternative (i) or (ii), they must purchase the interests of the majority group under substantially the same terms and conditions as offered by the majority group.

If a dispute arises between the co-owners any co-owner shall have the right at any time to file a complaint to have the property partitioned corresponding to its percentage.  The co-owners acknowledge and agree that partition of the property may result in a forced sale by all of the co-owners.  To avoid the inequity of a forced sale and the potential adverse effect on the investment by the other co-owners, the co-owners agree that, in connection with a partition, the co-owner that instituted the partition shall send all of the other co-owners notice of the partition price and the other co-owners shall have a right of first refusal to purchase the property at the partition price.  In the event that no co-owner elects to purchase the property, then the property may be sold at a price equal to or greater than the partition price.  In the event that any portion of the property is subject to the financing documents or otherwise security for a debt, the co-owners shall not be entitled to partition the property if such partition shall violate the terms or conditions of the financing documents or other such indebtedness.

Terms of Agreements Related to Sales of Delaware Statutory Trust (DST) Interests

The trustees (consisting of the Delaware trustee – typically The Corporation Trust Company (which has no relationship with the Company, nor our partner, Inland Private Capital Corporation (IPCC)) for compliance and the signatory trustee – the manager of the DST, typically a subsidiary of our partner, IPCC) of a DST have the sole authority to manage, control, dispose of or otherwise deal with the property in a manner that is consistent with their duty to conserve and protect the property.  The trustees are not individually liable for their actions except (a) in the event of their own willful misconduct or gross negligence, (b) for the inaccuracy of their representation that a trust agreement has been authorized, executed and delivered by each of the trustees, (c) for engaging in any prohibited action (as defined in “Limitation on Authority of

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August 3, 2011

Trustees” below), (d) for their failure to use ordinary care in disbursing monies to investors pursuant to the terms of a trust agreement, and (e) for their own income taxes based on fees, commissions or compensation received in the capacity of trustee.  The trustees are indemnified by the trust from and against any liabilities, losses, claims, suits and expenses (including reasonable legal fees) that may be incurred or asserted against the trustees in connection with a trust property.  Such indemnification does not apply, however, if the claim, suit or liability results from any action of the trustees described in clauses (a) through (e) above.

The duties of the Delaware trustee are limited to acting as trustee in the State of Delaware to satisfy the requirement of the Delaware Statutory Trust Act that the trust have at least one trustee with a principal place of business in Delaware.  All other duties reside with the signatory trustee (which is not the Company, nor does the Company control the entity that is designated as the signatory trustee), including, but not limited to:  (a) acquiring, owning and selling a property; (b) entering into or assuming and complying with the terms of lease and loan documents; (c) collecting rent payments from a tenant and distributing such payments (less reserves and expenses) to investors; (d) entering into agreements to enable investors to complete Internal Revenue Code Section 1031 Exchanges; (e) notifying relevant parties of any default by them under the transaction documents; (f) solely in the event of a bankruptcy or insolvency of a tenant (or any subsequent tenant), entering into new leases of the property or renegotiating or refinancing a loan; and (g) entering into a management agreement with an affiliate for an annual fee of up to $7,500 plus 3.0% of gross income (provided that the manager may engage an affiliated or unaffiliated property manager at its own expense).

To protect the tax-free exchange status for investors under Section 1031, a trust agreement prohibits the trustees from taking any action if such action would constitute a power to “vary the investment” of the investors as defined by Treasury Regulation Section 301.7701-4(c)(1) (any such action would be considered a prohibited action).  Specifically, the trustees may not (a) reinvest money held by a trust except as provided in a trust agreement, (b) renegotiate the terms of a loan, enter into new financing, renegotiate a lease or enter into a new lease or leases except in the event of the bankruptcy or insolvency of a tenant, (c) make other than minor non-structural modifications of a property other than as required by law, (d) after the formation and capitalization of a trust, accept any additional capital contributions from any investor, or any contributions from any prospective new investor, or (e) take any other action that would in the opinion of tax counsel cause the trust to be treated as a “business entity” for federal income tax purposes.

Because a trust agreement is designed to meet the parameters of Revenue Ruling 2004-86 issued by the Internal Revenue Service and other relevant regulatory and judicial requirements with respect to the Delaware Statutory Trust, investors are not permitted to have any vote over the operation and ownership of a property.  Nevertheless, prior to entering into a binding contract to sell or convey a property, the signatory trustee will canvass the investors regarding their views of such potential transaction.  The signatory trustee will consider the investors’ views and opinions in good faith but will not be bound by their opinions, and the decision to engage in the sale or conveyance of a property will rest solely with the signatory trustee.  Investors holding a

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August 3, 2011

majority of the interests may remove a trustee only if the trustee has engaged in willful misconduct, fraud or gross negligence with respect to a trust.  Upon the resignation or removal of a trustee, investors holding a majority of the interests may appoint a successor trustee.

(3) Unconsolidated Joint Ventures, page 82

2. We have considered your response to our prior comment 3.  Please explain to us how you applied the guidance in ASC Topic 810-20-25-20 in determining that the participating rights of the limited partners are substantive.  In your response, explain to us how disputes between the company and the limited partners are settled.

Response:  The Company determined that the rights of the limited partner are substantive as the limited partner has the ability to participate in all major decisions of the joint venture.  Per the LLC Agreement major decisions requiring limited partner approval include protective rights such as acquisitions, financings, dispositions and execution of any agreements with the managing partner or its affiliates, as well as substantive participating rights such as budget approval and execution or termination of any material lease. As the joint venture was formed for the purpose of acquiring and operating real estate properties, the major decisions requiring limited partner approval are both significant for directing and carrying out the activities of the business, and are likely to occur and recur during the life of the joint venture. Decision-making is 50/50 with disagreements regarding major decisions being resolved through submission to an arbitrator with the American Arbitration Association by either partner. In addition there are no relationships between the managing partner and the limited partner other than the common investment in the joint venture. Lastly, the managing partner does not have a contractual right to buy out the interest of the limited partner. As such, based on its consideration of the factors noted in ASC Topic 810-20-25-20, the Company has determined that the participating rights of the limited partners are substantive.

(14) Convertible Notes, page 96

3. We have read your response to our prior comment 11.  Please provide us with a more detailed description of the terms of the conversion features and the redemption features of your convertible notes.  In your response please summarize the significant terms of each feature.  Additionally, with respect to the redemption feature, please provide us with your analysis of the feature under ASC Topic 815-15-25-42.  Finally, with respect to both features please provide us with your analyses under EITF’s 00-19 and 07-05.

Response:  The Notes were issued at 100% of their face value and pay interest semi-annually on May 15 and November 15 of each year. The Notes are contingently convertible with a conversion price of $20.71 for the Notes issued in November 2006 and $9.72 for the Notes issued in August 2010.

Terms of the Conversion Features

Mr. Kevin Woody

August 3, 2011

The Notes contain the following contingent conversion features:

1)

During any calendar quarter, if, and only if, the closing price of the common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding calendar quarter exceeds 130% of the conversion price per share (market condition);

2)

If the trading price of the Notes falls below a specified threshold. Specifically, during any five business day period following any five consecutive trading-day period in which the trading price per $1,000 principal amount of the Notes was less than 98% of the product of the closing price of the common stock multiplied by the conversion rate of the Notes on each such day (parity condition);

3)

With respect to Notes which have been called for redemption, at any time prior to the close of business on the third business day prior to the redemption date;

4)

Upon the occurrence of specified transactions including:

a.

Distributions to holders of common stock of (i) certain rights entitling them to purchase shares of common stock at less than the per share closing sale price of the common stock on the trading day immediately preceding the declaration date of such distribution or (ii) assets, debt securities, or certain rights to purchase Inland securities, which distribution, together with all other distributions within the preceding 12 months, has a per share value exceeding 15% of the average closing sale prices of Inland common stock on the five consecutive trading days ending on the date immediately preceding the declarations date of such distribution,

b.

Consolidation, merger, or binding share exchange pursuant to which all of the Inland common stock is exchanged for cash or other property that is not otherwise a change in control, or

c.

Certain “change in control transactions,” subject to the expiration of a holder's conversion right with respect to any Notes submitted for repurchase;

5)

Following the delisting of Inland common stock from a U.S. national or regional securities exchange, the period ending on the close of business on the 30th business day following delisting; and

6)

During the one month immediately preceding the maturity date of the Notes (i.e., any time on or after October 15, 2026 but prior to the close of business on the second business day immediately preceding November 15, 2026 for the Notes issued in November 2006, and any time on or after October 15, 2029 but prior to

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the close of business on the second business day immediately preceding November 15, 2029 for the Notes issued in August 2010).

Additionally the conversion price of the Notes is adjusted according to specified formulae in the following circumstances:

1)

The payment to all holders of common stock of dividends or distributions payable in common stock;

1)

Share splits and combinations of Inland common stock;

2)

The issuance of rights, warrants, options or securities convertible into shares of common stock to all holders of common stock that allows them to purchase or is convertible into shares of Inland stock at below market value prices;

3)

Distributions of shares of capital stock or other assets, including securities (but excluding dividends, distributions, rights, warrants, options, or other securities listed in (1), (2) or (3) above and dividends or distributions paid exclusively in cash) of Inland to all holders of common stock;

4)

Distributions of capital stock or similar equity interest of or relating to a subsidiary or other business unit to all holders of common stock (i.e., a spin-off);

5)

The payment of cash dividends or distributions to all holders of Inland common stock that, together with other cash dividends or distributions made in that month, exceed $0.08 per share.

6)

The payment by Inland or an Inland subsidiary in respect of a tender offer or exchange offer for Inland common stock, to the extent that the consideration per share exceeds the closing sale price of the common stock on the first trading day following the expiration of the tender or exchange offer.

Additionally, Inland's Board of Directors may increase the conversion rate in order to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of capital stock (or rights to acquire shares of common stock) or from any event treated as such for income tax purposes.  We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period if we determine that the increase would be in our best interests.

If a change in control occurs prior to November 21, 2011 (with respect to the Notes issued in November 2006) or prior to November 21, 2014 (with respect to the Notes issued in August 2010), and a holder of the Notes elects to convert its Notes, the conversion rate will be increased by a number of additional shares of Inland common stock, based on the date of the change in control transactions and the price paid per share of common stock in that transaction, in lieu of paying a make-whole premium in cash ("Make-Whole Provision").

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August 3, 2011

Terms of the Redemption Features

The redemption features include holder put options and an issuer call option. The holders of the Notes may require Inland to repurchase their Notes in whole or in part on specific dates in 2011, 2013, 2016 and 2021 for the Notes issued in November 2006 and in 2014, 2016, 2019 and 2024 for the Notes issued in August 2010. Holders also have the right to require Inland to repurchase the Notes for cash following certain change in control transactions between 15 and 45 days after receiving notice of the change in control. In both situations, holders have the right to redeem the Notes for cash equal to 100% of the principal amount of the Notes to be repurchased plus any unpaid interest accrued to, but excluding, the repurchase date. Additionally, on or after November 21, 2011 for the Notes issued in November 2006 and on or after November 21, 2014 for the Notes issued in August 2010, Inland may redeem the Notes in whole or in part, provided written notice has been given not less than 30 days and no more than 60 days prior to redemption.  Redemption will be for cash equal to 100% of the principal amount of the Notes to be redeemed plus any accrued but unpaid interest to but excluding the redemption date.

Accounting for the Redemption Features

In accordance with ASC 815-15-25-42, the Company evaluated the redemption features under the four-step sequence, noting that as the amount paid upon settlement is at par (Step 1), the Company moves to Step 3. Under Step 3, as the debt does not involve a substantial premium or discount, the redemption features must be evaluated under 815-15-25-26, if applicable. The Company noted that 815-15-25-26 does not apply to the change in control put option as the feature does not have a single interest rate underlying (i.e., as a change in control is an additional underlying), and as such is considered to be clearly and closely related to the debt instrument. However, as the holder put option and the issuer call option related to the passage of time do have single interest rate underlyings, 815-15-25-26 does apply to those redemption features. The Company noted that as the put and call options are settled at par plus any unpaid accrued interest, condition (a) is not met as the holder will recover its full investment. Additionally, condition (b) is also not met as the holders will receive only the return of principal and accrued interest at the stated rate, and as such could not double its initial rate of return. As such, the conditions of 815-15-25-26 are not met and the redemption features are thus considered clearly and closely related to the debt instruments.

Accounting for the Conversion Features

The Company evaluated the conversion features under EITF's 07-05 and 00-19 as required. Per paragraph 11 of EITF 07-5, an entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the following two-step approach:

Step 1: Evaluate the instrument's contingent exercise provisions, if any.

Step 2: Evaluate the instrument's settlement provisions.

Mr. Kevin Woody

August 3, 2011

Under Step 1 of EITF 07-5, exercise contingencies will not prevent an instrument from being considered indexed to the entity's own stock, as long as the contingencies are not based on:

a.

An observable market, other than the market for the issuer's stock (if applicable), or

b.

An observable index, other than those calculated or measured solely by reference to the issuer's own operations (for example, sales revenue, EBITDA, net income, or total equity).

The exercise contingencies that would trigger the exercise of the conversion option include: 1) the share price of the Company's stock ("Share Price Trigger"), 2) the trading price of the Notes ("Bond Parity"), and 3) the occurrence of certain specified events.

Share Price Trigger: The contingency is tied to the market for the Company's own stock, which is allowable under Step 1.

Bond Parity: The contingency is tied to the market for the Company's own stock and its own convertible debt.  Example 18 of EITF 07-5 illustrates a similar feature that is allowable under Step 1.

Specified Transactions: These do not involve an observable market or index, and are therefore allowable under Step 1.

Given the analysis for the contingencies above, the conversion option is not precluded from being considered indexed to the Company's own stock, and the evaluation proceeds to Step 2 of EITF 07-5.

Under Step 2, an instrument is considered indexed to the Company's own stock if the settlement amount will equal the difference between the fair value of a fixed number of shares and the fixed monetary amount of debt.  An instrument will still be considered indexed to the Company's own stock if any adjustments to the settlement amount are standard inputs to the fair value of a "fixed-for-fixed" forward or option contract on equity shares.  However, if the strike price or amount of shares can be adjusted by extraneous factors to pricing a fixed-for-fixed option or forward contract on equity shares, the instrument would not be considered indexed to the Company's own stock.

There are several adjustments to the conversion option that must be considered under Step 2 of EITF 07-5.  Adjustments for the following events were analyzed under Step 2:

 Anti-dilution Provisions

○

Adjustment for stock dividends.

○

Adjustment for share splits and combinations of Company common stock.

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August 3, 2011

○

Adjustment for the issuance of any rights or warrants to common stockholders to purchase shares of the Company's common stock at below market value prices.

○

Adjustment for the distribution of shares of Company common stock or other assets (or capital stock of a subsidiary) to all holders of the Company's common stock.

○

Adjustment for any cash dividend or distribution to holders of the Company's common stock.

○

Adjustment if the Company or any of its subsidiaries makes a tender offer or exchange offer for the Company's common stock

 Board Determination

○

The Company's Board of Directors determines an increase to the conversion rate is in the holder's best interest, including reasons that would avoid or reduce taxes. Since the determination can only increase the conversion rate it is in the best interest of the holders of the Notes as well.

 Make-Whole Provision

○

The Make-Whole Provision provides additional shares upon the occurrence of a change in control.

EITF 07-5 clarified that certain anti-dilutive adjustments (such as those described above) are generally considered to be an input into the pricing of fixed-for-fixed equity instrument, and as such should not preclude the instrument from being indexed to the Company's own stock.  Based on the guidance in Example 16 of EITF 07-5, the Company determined that the adjustments related to dilutive events are consistent with those allowed.

The provision that allows for adjustment based on the action of the Board of Directors appears to be akin to those mentioned in paragraph 18 of EITF 07-5. Specifically, a provision that permits the Company to unilaterally increase the conversion rate where such a modification would be in the best interest of the investors will not affect the determination of whether an embedded feature is considered indexed to an entity's own stock.

The Make-Whole Provision is based on only the two variables of time and the Company's stock price in the event of a change in control.  The Make-Whole Provision makes up for the lost time value of the Notes in the event of a change in control.  Because time and the Company's own stock price are both inputs in a fixed-for-fixed calculation, they are allowable under EITF 07-5.  See Example of 18 EITF 07-5, which states, "The number of make-whole shares is determined based on a table with axes of stock price and time, which would both be inputs in a

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August 3, 2011

fair value measurement of a fixed-for-fixed option on equity shares."  There is no leverage in the Make-Whole Provision as the only non-stock price variable is time as discussed above.

As such, based on the above analysis, the conversion options should be considered indexed to the Company's own stock under EITF 07-5.  The conversion option must then be assessed to determine whether or not it would be classified within stockholders' equity pursuant to EITF 00-19.

Within EITF 00-19, the Company first considered paragraph 4 which indicates that the requirements of paragraphs 12-32 of EITF 00-19 do not apply to hybrid contracts that are considered to be "conventional convertible debt instruments"; however, these debt instruments are not considered to be conventional due to the existence of a make-whole premium. Furthermore, paragraph 8 of EITF 00-19 indicates that contracts that provide the issuer with the choice of settlement in cash or settlement in its own shares should be classified in equity. As Inland has the choice of settlement, we assume equity classification and then further consider paragraphs 12-32 of EITF 00-19.

The Company noted the Notes do not contain any provisions under paragraph 12 as there are no provisions that could require net-cash settlement or physical settlement by a cash payment. Additionally, settlement of the Notes in unregistered shares is not prohibited under the terms of the indentures for the Notes issued in November 2006 and those issued in August 2010, and settlement in registered or unregistered shares would be expected to be an exempt transaction under Section 3(a)(9) of the Securities Act of 1933 as the exchange of the Company’s debt securities for the Company’s common stock.  As such, the instruments could be equity classified under the provisions of paragraphs 13-18. Under paragraph 19, the issuer must have sufficient authorized and unissued shares available to settle the contract. The Company noted that full settlement of the notes would require a maximum of approximately 8.0 million shares ((121.58 shares per Note x 29,250 Notes issued in 2010) + (55.5556 shares per Note x 80,750 Notes issued in 2006 remaining).  As this represents less than 2% of the approximately 411 million shares authorized and unissued, equity classification is allowed under the provisions of paragraph 19. Under paragraphs 20-24, an instrument must contain a specific limit on the number of shares to be issued. As the indentures state the conversion rates of 48.2824 and 102.8807 shares per Note for the November 2006 and August 2010 Notes respectively, with a conversion limit of 55.5556 and 121.58 shares per Note, respectively, subject to certain conversion price increases, the provisions of paragraphs 20-24 are met. As it relates to paragraphs 25-26, the instruments do not require cash payment to the counter-party: 1) in the event the Company fails to make timely filings with the SEC or 2) if the shares delivered upon settlement are subsequently sold and the sales proceeds are insufficient to provide full return of the amount due. The Notes do contain a Make-Whole Provision; however it is settled through an adjustment to the conversion price and is not cash settled. Therefore the provisions of paragraphs 25-26 are met. Furthermore, no situation was identified in which the conversion option would require net cash settlement where the holders of the shares underlying the contract would not also receive cash, and as such the provisions of paragraphs 27-28 are met.  Additionally, although the Note holders do have rights that rank higher than those of a common shareholder,

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August 3, 2011

those rights stem from holding the Note itself and not from holding the conversion feature, and as such paragraphs 29-31 are met. Finally, the indentures do not require Inland to post collateral at any point for any reason, and as such, the provisions of paragraph 32 are met. Thus, in summary, all provisions of paragraph 12-32 are met and equity treatment appears appropriate for the conversion features in accordance with the guidance under EITF 00-19.

The Company acknowledges that:

 it is responsible for the adequacy and accuracy of the disclosure in the filings;

 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

 it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the 10-K.  Kind regards.

Very truly yours, INLAND REAL ESTATE CORPORATION Mark E. Zalatoris President and Chief Executive Officer

cc:

Mr. Brett A. Brown, Chief Financial Officer and Treasurer

Beth Sprecher Brooks, Esq., General Counsel

Ms. Kimberly Karas, Controller

Michael J. Choate, Esq.

Kevin M. Lippert, Esq.